Exhibit 99.1

Golden Star Receives Mining Lease for High Grade Mampon Deposit

TORONTO, Oct. 27, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has received a mining lease for the Mampon deposit in Ghana ("Mampon").

Mampon is a high grade, oxide deposit containing 45,000 ounces of gold (304 kilotonnes (Kt) at 4.60 grams per tonne (g/t)), approximately 80 kilometres to the north of the Company's carbon-in-leach processing plant at the Bogoso site.  There is an existing, good quality road connecting the deposit and the processing plant for the majority of the distance, so limited capital expenditures will be required in order to bring Mampon into production.

Higher grade ore from Mampon will be blended with ore from the Prestea Open Pits, which is expected to enhance Golden Star's cash flow in 2017.  Following the receipt of the mining lease, the next step for the Company is to obtain an environmental permit.  Golden Star expects to start mining Mampon in the first half of 2017.

Golden Star began mining the Prestea Open Pits in the third quarter of 2015 to bridge the gap between the Bogoso refractory operations ceasing production and the commencement of production from the high grade Prestea Underground Gold Mine ("Prestea Underground"), which is expected to occur in the second quarter of 2017.  The Company had anticipated that production from the Prestea Open Pits would be completed by the end of the third quarter of 2016 but production is now forecast to continue until the second half of 2017.  Golden Star will also endeavour to delineate additional Mineral Reserves in the area in order to further extend production from the Prestea Open Pits and maintain a second ore source from the mine.

Although Golden Star has not yet published formal guidance for 2017, production from the Prestea Open Pits, including the Mampon deposit, was not included in Golden Star's production profile in the Company's recent presentation, which is available at http://www.gsr.com/investors/events-and-presentations.  Therefore any production generated from these surface deposits in 2017 represents upside on the Company's current production profile.

Sam Coetzer, Golden Star's President and Chief Executive Officer, commented:

"I am very pleased that Golden Star has been granted the mining lease for Mampon.  Through mining this high grade surface deposit we will generate strong short-term cash flow and it will assist us in maintaining production from Prestea until Prestea Underground commences production in the second quarter of 2017.  With exceptionally high grade Mineral Reserves at 14.02g/t, the real prize at Prestea is the underground mine, but the Prestea Open Pits have provided and will continue to provide useful cash flow to us during this transition period and I am very glad that, along with Mampon, they will now continue to produce until at least the second half of 2017."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the limited capital expenditures to bring Mampon into production; the timing and the amount of production from the Mampon deposit; the blending of Mampon ore with ore from the Prestea Open Pits and the impact on 2017 cash flow; the amount of production from the Prestea Open Pits and the time period during which mining will occur from such pits; the Company's ability to delineate additional Mineral Reserves in the area of the Prestea Open Pits; and the ability of Mampon to generate strong cash flow.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.  Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (ii) "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 27-OCT-16